Microsoft Word 10.0.3416;T. ROWE PRICE MID-CAP GROWTH PORTFOLIO
The fund's investment strategy has been revised to comply with the 80% name test. The fund has broadened its definition of mid-cap companies to include those whose market capitalization falls withing the range of either the S&P MidCap 400 Index or the Russell Midcap Growth Index.